[AmTrust Financial Services, Inc. Letterhead]

June 8, 2010

Via EDGAR and Facsimile (202) 772-9198
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:         AmTrust Financial Services, Inc.
Form 10-K for the Period Ended December 31, 2009
Filed March 16, 2010
Schedule 14A filed April 1, 2010
File No. 001-33143

Dear Mr. Riedler:

Thank you for your letter dated May 26, 2010 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding AmTrust Financial Services, Inc.’s proxy statement on Schedule 14A.

We have carefully considered the Staff’s comments and set forth our responses below.  For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the comment letter.

Schedule 14A filed April 1, 2010

Compensation Discussion and Analysis

1.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

We do not believe our compensation practices and policies expose us to risks that are reasonably likely to have a material adverse effect on us.  We have a basic compensation structure.  Cash compensation consists of base salaries, commissions for our sales force and some employees are eligible for annual bonuses.  The threshold consideration for most employees as to whether the employee receives a bonus is profitability of the Company as a whole.  There are certain business units that receive bonuses based on profitability of such business unit.  However, a portion of such bonus is generally paid in equity compensation that vests over a four-year period.  If we are profitable, management, subject to certain employees who have employment agreements, may award, in its sole discretion, annual bonuses to certain employees.  The payment of annual bonuses, whether contractual or discretionary, is based on profitability and growth of the Company and, in some cases, of the employee’s specific business unit.  In limited circumstances, we award discretionary bonuses related to the accomplishment of specific tasks.  Compensation expense is not a significant percentage of the revenue of any of our segments or business units.

Jeffrey P. Riedler
Division of Corporation Finance
June 8, 2010

In addition, some of our employees are eligible to receive equity compensation that, historically, has been in the form of stock options.  These stock options vest over a four-year period and only have value if our share price increases.  We believe this type of equity compensation is standard practice and aligns the interests of our employees with the interests of our shareholders and does not expose us to material risks.

Senior management, through internal discussions and consultation with our Compensation Committee and Board of Directors, concluded that our compensation practices and policies do not expose us to risks that are reasonably likely to have a material adverse effect on us.  This conclusion was based on a review by senior management of our overall compensation practices, specifically the correlation between Company performance and compensation.

Executive Compensation, page 43

Base Salary, page 43

2.
We note your disclosure on page 43 that when setting base salary, the company takes into account the compensation paid to similarly situated executives employed at your competitors.  This disclosure appears to indicate that you have engaged in benchmarking of base salary.  In that regard, please revise your disclosure to identify the name of each of the companies that are included in your peer group.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K.  In addition, please disclose the manner in which you benchmark your compensation practices against the peer group.  For example, if you target your compensation practices so that they achieve a specific percentage against the peer group’s compensation practices, please so disclose.

Response:

Historically, we have compared the compensation paid to our named executive officers to compensation paid by a peer group.  In 2009, we retained Grahall Partners, LLC, an outside compensation consultant (the “Consultant”), to opine on our named executive officer compensation.  In particular, we wished to compare our executive compensation practices against similarly situated companies based on operating results.

Jeffrey P. Riedler
Division of Corporation Finance
June 8, 2010

As part of its analysis, the Consultant compared us to a peer group comprised of companies similar to us in annual revenue, market capitalization, number of employees and products and services.  This group included the following companies: Allied World Assurance Company Holdings Ltd., Amerisafe Inc., Argo Group International Holdings Ltd., CNA Surety Corporation, Employers Holdings Inc., Harleysville Group Inc., Meadowbrook Insurance Group Inc., Navigators Group Inc., Proassurance Corporation, RLI Corporation, Safety Insurance Group Inc., Tower Group Inc., United America Indemnity Ltd., United Fire & Casualty Company and Zenith National Insurance Corporation.

Because of our growth, the Consultant also looked at an “aspiration” peer group of larger (based on revenue, market capitalization or number of employees) property and casualty companies, which included: 21st Century Insurance Group, Affirmative Insurance Holdings Inc., Alleghany Corp., Allied World Assurance Company Holdings Ltd., AmComp Inc., Amerisafe, Inc., Argo Group International Holdings Ltd., Baldwin & Lyons, CNA Surety Corporation, Darwin Professional Underwriters, Donegal Group Inc., EMC Insurance Group Inc., Employers Holdings Inc., Erie Indemnity Company, First Acceptance Corp., First Mercury Financial Corp., FPIC Insurance Group Inc., Gainsco Inc., Hallmark Financial Services Inc., Harleysville Group Inc., Infinity Property and Casualty Corp., James River Group Inc., Markel Corp., Meadowbrook Insurance Group Inc., Midland Co., National Interstate Corp., Navigators Group Inc., Ohio Casualty Corp., Philadelphia Consolidated Holdings Corp., PMA Capital Corp., Proassurance Corp., Procentury Corp., RLI Corp., Safety Insurance Group Inc., Seabright Insurance Holdings, State Auto Financial Corp., Tower Group Inc., United American Indemnity Ltd., United Fire & Casualty Company, Wesco Financial Corp. and Zenith National Insurance Corp.

The Consultant also used a survey group, using data collected from executive compensation survey sources for the property and casualty industry and, to a limited degree, general industry data.

The Consultant compared our pay levels for executives to that of the peer group, and adjusted for revenue growth, earnings per share and return on equity.  In interpreting the data, the Consultant reviewed our performance relative to the primary peer group as follows:

•	first in return on equity over one- and three-year periods,
•	second in growth in earnings per share over one- and three-year periods, and
•	first in revenue growth over three years.

The Consultant determined that our direct compensation, based on performance, was competitive with that of our peer group and consistent with market practice based on our performance.  While we consider salary adjustments based on this exercise, we do not adjust base salaries to arrive at a targeted percentile (whether at or above market) based solely on the peer group data.  Rather, we consider the totality of circumstances with respect to each individual before approving any pay adjustments.

Jeffrey P. Riedler
Division of Corporation Finance
June 8, 2010

We propose disclosure similar to the following for the section in the Compensation Discussion and Analysis titled “Executive Compensation – Base Salary” in our 2011 proxy statement. We have underlined additions to and struck through deletions from the disclosure contained in our 2010 proxy statement.

Executive Compensation

Our executive compensation policy includes the following elements:

Base Salary.  The base salaries we provide to our named executive officers are designed to provide an annual salary at a level consistent with individual experience, skill and contribution to our business. When setting base salary, we consider the compensation paid to similarly situated executives employed at a peer group of our competitors, based on a comparison of our results and the results of our competitors as measured by objective metrics, such as return on equity, earnings per share and revenue growth, as well as ~~and~~ cost of living considerations. In setting base salary for our named executive officers in 2010, we retained an outside consultant, who compared our executive compensation to a peer group consisting of: [insert names of peer group companies used in 2010].

Because of our growth, the consultant also considered pay levels at an “aspiration” peer group of larger (based on revenue, market capitalization or number of employees) property and casualty companies, which included: [insert names of “aspiration” peer group companies used in 2010].

The consultant also used a survey group, using data collected from executive compensation survey sources for the property and casualty industry and, to a limited degree, general industry data.

 The salaries of the named executive officers are reviewed on an annual basis and the ultimate decision on where to set the base salaries for our named executive officers is determined as described above under “Overview.”

3.
We note that Mr. Caviet’s base salary and Mr. Longo’s base salary increased in 2009.  Please revise your disclosure to identify the material factors that the Compensation Committee considered in adjusting Mr. Caviet’s and Mr. Longo’s base salaries.  We note that the change in exchange rate from British pounds to U.S. dollars does not explain the increase to Mr. Caviet’s base salary.

Response:

We agree with the Staff’s note that the exchange rate from British pounds to U.S. dollars does not fully explain the increase to Mr. Caviet’s base salary from 2008 to 2009, although the strength in the U.S. dollar versus the British pound does account for a portion of the increase.  If we had used a constant exchange rate for both amounts (the 2008 rate), the dollar amount presented for Mr. Caviet’s base salary for 2009 in the Summary Compensation Table on page 38 would have been $511,665.

Jeffrey P. Riedler
Division of Corporation Finance
June 8, 2010

We propose additional disclosure similar to the following for the section in the Compensation Discussion and Analysis titled “Executive Compensation – Base Salary” in our 2011 proxy statement:

Mr. Longo’s base salary increased from $300,000 in 2008 to $400,000 in 2009.  Mr. Caviet’s base salary, in British pounds, increased from £250,000 in 2008 to £350,000 in 2009.  Our Chief Executive Officer, in consultation with our Compensation Committee and the Board of Directors, decided to adjust Mr. Longo’s and Mr. Caviet’s base salaries to reflect our growth and Mr. Longo’s and Mr. Caviet’s respective contributions to that growth, as well as the resulting increase in the scope of their respective responsibilities.  We value loyalty and continuity in all of our employees, but especially with key members of our management team that we feel are essential to our organization and that we have determined it is vital to retain.

Bonus, page 43

4.
We note your disclosure on page 43 that annual profit bonuses to be paid to each named executive officer, other than Mr. Pipoly, are equal to a pre-determined percentage of profits, as set forth in their respective employment agreements.  Please revise your disclosure to quantify the company’s profit in 2009, which was used to determine the amount of profit bonuses award to named executive officers in 2009, and disclose the amount of each named executive officer’s bonus.

Response:

We propose disclosure similar to the following for the section in the Compensation Discussion and Analysis titled “Executive Compensation – Bonus” in our 2011 proxy statement. We have underlined the additions to and struck through the deletions from the disclosure contained in our 2010 proxy statement.

Mr. Zyskind’s employment agreement provides an annual profit bonus equal to two percent (2%) of our pre-tax profits for the fiscal year, provided that our pretax profit equals or exceeds a given threshold, subject to the annual cap discussed above. Profit is defined in Mr. Zyskind’s employment agreement as our revenues less expenses, determined in accordance with generally accepted accounting principles on a consistent basis.  The threshold profit for fiscal year 2009 was $29.3 million and has been increased to $75 million for 2010.  Our pre-tax profits for fiscal year 2009 were $130.7 million, 2% of which is approximately $2.6 million.  Therefore, Mr. Zyskind’s bonus was capped at 250% of his base salary, which was $1,562,500.

Jeffrey P. Riedler
Division of Corporation Finance
June 8, 2010

The employment agreements in effect through 2009 for Mr. Saxon and Mr. Longo provided that the annual profit bonus was equal to one percent (1%) of our profits for the fiscal year, subject to the annual caps discussed above. Profit is defined in Mr. Saxon’s and Mr. Longo’s employment agreements in effect through 2009 as our after tax net income, excluding extraordinary income, which for fiscal year 2009 was $103.2 million, 1% of which is approximately $1 million. Therefore, Mr. Saxon’s annual bonus was capped at 100% of his base salary ($500,000) and Mr. Longo’s bonus was capped at 150% of his base salary ($600,000). In addition, in 2009, Mr. Saxon also received a discretionary bonus in the amount of $150,000.

Mr. Caviet’s annual profit bonus is equal to ten percent (10%) of our pre-tax net operating income, exclusive of extraordinary items and investment income or loss, arising from special risk and extended warranty business written by us and our affiliates under the direct or indirect supervision of Mr. Caviet, which for fiscal year 2009 was $5.9 million, subject to the annual cap discussed above.  Mr. Caviet’s annual bonus was not capped because 10% of the profit amount described above ($595,411) was less than 150% of his base salary ($851,550).  ~~The bonuses awarded to each named executive officer for 2009 are shown above in the “Summary Compensation Table for Fiscal Year 2009” in the “Non-Equity Incentive Plan Compensation” column.~~

Mr. Pipoly’s employment agreement in effect through 2009 provided that the annual bonus was equal to an amount comparable to our other senior executives, provided that we have met the targets set forth in our business plan for the subject annual period.  Mr. Pipoly’s minimum bonus was 30% of his base salary.  For fiscal year 2009, Mr. Pipoly’s bonus was $600,000, which was comparable to the bonuses we paid to our other named executive officers and reflects our growth and Mr. Pipoly’s contribution to that growth, as well as the resulting increase in the scope of his responsibilities.  The bonuses awarded to each named executive officer for 2009 are shown above in the “Summary Compensation Table for Fiscal Year 2009” in the “Bonus Awards” and “Non-Equity Incentive Plan Compensation” columns.

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

Jeffrey P. Riedler
Division of Corporation Finance
June 8, 2010

We trust that you will find the foregoing to be responsive to the Staff’s comments.  Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.
Ronald E. Pipoly, Jr.
Chief Financial Officer

cc:           Rose Zukin, Securities and Exchange Commission
Imran Makda, BDO Seidman, LLP